                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (Amendment No. 4)

                             RARE MEDIUM GROUP, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   449238 20 3
                                 (CUSIP NUMBER)

                           DOMINICK P. DECHIARA, ESQ.
                                O'SULLIVAN LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-2400

                                    Copy to:

                                MICHAEL D. WEINER
                             APOLLO MANAGEMENT, L.P.
                            1999 AVENUE OF THE STARS
                              LOS ANGELES, CA 90067
                                 (310) 201-4100

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 October 1, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449238 20 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of                  (7)  Sole Voting Power                     30,581,591
Shares Bene-               -----------------------------------------------------
ficially                   (8)  Shared Voting Power                   39,932,001
Owned by                   -----------------------------------------------------
Each                       (9)  Sole Dispositive Power                30,581,591
Reporting                  -----------------------------------------------------
Person With                (10) Shared Dispositive Power              39,932,001
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     39,932,001
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    43.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 449238 20 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of                  (7)  Sole Voting Power                      1,640,075
Shares Bene-               -----------------------------------------------------
ficially                   (8)  Shared Voting Power                   39,932,001
Owned by                   -----------------------------------------------------
Each                       (9)  Sole Dispositive Power                 1,640,075
Reporting                  -----------------------------------------------------
Person With                (10) Shared Dispositive Power              39,932,001
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     39,932,001
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    43.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 449238 20 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               AIF IV/RRRR LLC
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of                  (7)  Sole Voting Power                      7,710,335
Shares Bene-               -----------------------------------------------------
ficially                   (8)  Shared Voting Power                   39,932,001
Owned by                   -----------------------------------------------------
Each                       (9)  Sole Dispositive Power                 7,710,335
Reporting                  -----------------------------------------------------
Person With                (10) Shared Dispositive Power              39,932,001
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     39,932,001
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    43.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

CUSIP NO. 449238 20 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of                  (7)  Sole Voting Power                              0
Shares Bene-               -----------------------------------------------------
ficially                   (8)  Shared Voting Power                   39,932,001
Owned by                   -----------------------------------------------------
Each                       (9)  Sole Dispositive Power                         0
Reporting                  -----------------------------------------------------
Person With                (10) Shared Dispositive Power              39,932,001
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     39,932,001
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    43.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 449238 20 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Apollo Management IV, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of                  (7)  Sole Voting Power                              0
Shares Bene-               -----------------------------------------------------
ficially                   (8)  Shared Voting Power                   39,932,001
Owned by                   -----------------------------------------------------
Each                       (9)  Sole Dispositive Power                         0
Reporting                  -----------------------------------------------------
Person With                (10) Shared Dispositive Power              39,932,001
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     39,932,001
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    43.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

                               AMENDMENT NO. 4 TO


                                  SCHEDULE 13D


                         RELATING TO THE COMMON STOCK OF


                             RARE MEDIUM GROUP, INC.

     This Amendment No. 4 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, Apollo Advisors IV, L.P. and Apollo Management IV, L.P. (collectively, the "Reporting Persons") originally filed on June 14, 1999, as amended on August 19, 1999, September 6, 2000 and May 23, 2001, with the Securities and Exchange Commission with respect to the shares of common stock of Rare Medium Group, Inc. (the "Issuer"), par value $0.01 per share (the "Issuer Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     The purpose of this Amendment No. 4 is to report that the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 14, 2001 and as amended through the date of this Amendment No. 4, by and among Motient Corporation ("Acquiror"), MR Acquisition Corp., a wholly owned subsidiary of Acquiror and the Issuer, has been terminated effective as of October 1, 2001. Pursuant to the terms of the three separate Voting Agreements, by and between Acquiror, on the one hand, and each of Apollo Investment Fund IV, L.P. ("Apollo Fund"), Apollo Overseas Partners IV, L.P. ("Apollo Overseas") and AIF IV/RRRR LLC ("AIF IV", collectively with Apollo Fund and Apollo Overseas, the "Apollo Entities"), on the other hand, each dated as of May 14, 2001 (collectively, the "Voting Agreements"), upon the termination of the Merger Agreement in accordance with its terms, each Voting Agreement and each Proxy (as defined in each Voting Agreement) delivered thereunder has been terminated and has no further force or effect.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     In connection with the termination of the Merger Agreement and each of the Voting Agreements, Acquiror, on the one hand, and each of the Apollo Entities, on the other hand, entered into a Letter Agreement, dated as of October 1, 2001 (the "Letter Agreement"). Pursuant to the Letter Agreement, none of the parties thereto (nor any of their respective directors, officers, employees and advisors, each in their capacity as such) have any further obligations or liabilities owing to the others in connection with or arising out of the Merger Agreement, the Registration Rights Agreement (as defined in the Letter Agreement), the Voting Agreements, the Proxies or the termination of any such agreement.

     The summary of the Letter Agreement contained in this Amendment No. 4 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Letter Agreement, a copy of which is filed as
Exhibit 8 hereto and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

        The summary of the Letter Agreement discussed above in Item 4 is hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and supplemented by adding thereto the following:

          Exhibit 8 - Letter Agreement, dated as of October 1, 2001.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 2, 2001                      APOLLO INVESTMENT FUND IV, L.P.


                                            By:  Apollo Advisors IV, L.P.,
                                                 its General Partner

                                                 By:  Apollo Capital Management

                                                 By:  /s/ Michael D. Weiner
                                                      --------------------------
                                                      Name:   Michael D. Weiner
                                                      Title:  Vice President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 2, 2001                    APOLLO OVERSEAS PARTNERS IV, L.P.


                                         By:  Apollo Advisors IV, L.P.,
                                              its General Partner

                                              By:  Apollo Capital Management IV,
                                                   Inc., its General Partner

                                              By:  /s/ Michael D. Weiner
                                                   --------------------------
                                                   Name:   Michael D. Weiner
                                                   Title:  Vice President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 2, 2001                       AIF IV/RRRR LLC IV, L.P.




                                            By: Apollo Management IV, L.P.,
                                                its Manager

                                            By:  AIF IV Management, Inc.,
                                                its General Partner


                                            By: /s/ Michael D. Weiner
                                                ----------------------------
                                                Name:  Michael D. Weiner
                                                Title:  Vice President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 2, 2001                   APOLLO ADVISORS IV, L.P.


                                        By:  Apollo Capital Management IV, Inc.,
                                            its General Partner


                                        By: /s/ Michael D. Weiner
                                            ----------------------------
                                            Name:  Michael D. Weiner
                                            Title:  Vice President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 2, 2001                       APOLLO MANAGEMENT IV, L.P.


                                            By:  AIF IV Management, Inc.
                                                its General Partner


                                            By: /s/ Michael D. Weiner
                                                ----------------------------
                                                Name:  Michael D. Weiner
                                                Title:  Vice President

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                               DESCRIPTION
------                               -----------

Exhibit 8            Letter Agreement, dated as of October 1, 2001.